DIRECT GENERAL CORPORATION
NASHVILLE, TENNESSEE

J. TODD HAGELY

SENIOR VICE PRESIDENT & CHIEF FINANCIAL OFFICER
January 17, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 000-50360
Dear Mr. Rosenberg:
The purpose of this letter is to respond to your comments issued in conjunction with your review of Direct General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005. We understand that the purpose of your review is to assist us in enhancing the overall disclosures in our future filings. In a letter dated August 1, 2006, you provided us with certain comments regarding our disclosures related to loss and loss adjustment expense reserves and contractual obligations and we provided our initial response to those comments in a letter dated August 22, 2006. Upon completion of your review of our proposed enhanced disclosures related to these items, you provided us with the following additional comments to further enhance our disclosures related to loss and loss adjustment expense reserves.
SEC Additional Comments
Comment 1. We note your proposed disclosure and response to Comment 1, Part b. from our letter dated August 1, 2006. Please expand your discussion of how you use the results from the various models to determine an ultimate point estimate. For example, if you use different methods for specific circumstances, please tell us those specific circumstances whereby certain methodologies would be considered more credible than others. If management equally weighs the results from several methodologies, please disclose that you use a weighted average of the output of the various models to arrive at the ultimate loss reserve.
Comment 2. We note your proposed sensitivity analysis regarding the frequency and severity assumptions. You disclose that it is reasonably likely that frequency and severity assumptions can vary by 2.5%, yet you quantify a 1% increase and decrease in frequency and severity. Please revise your analysis to reflect reasonably likely changes in your frequency and severity assumptions.
In response to your additional comments, we are providing the following information, in disclosure-type format, for your review. The proposed disclosure for loss and loss adjustment expense reserves incorporates our response to both the comments raised in your letter dated August 1, 2006 and the additional comments presented above. For purposes of this letter, we did not repeat our proposed enhanced disclosure of contractual obligations as the staff had no additional comments on our disclosure.
1281 MURFREESBORO ROAD · NASHVILLE, TENNESSEE 37217 · 615-365-3605 · FAX 615-366-3766

Proposed Disclosure
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies — Insurance Losses and Loss Adjustment Expense Reserves
Critical Accounting Policies (Page 48)
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change, thus having an impact on the amounts reported in the future. We view the estimates and assumptions used in establishing our reserves for losses and loss adjustment expenses, valuation of investments, the estimates of future policy cancellations used in determining the amounts recorded as commissions and service fees and ceding commissions, and establishing the allowance for finance receivable losses as our critical accounting policies.
     Insurance Losses and Loss Adjustment Expense Reserves. Insurance loss and loss adjustment expense reserves represent the estimated ultimate net cost of all unpaid reported and unreported losses incurred as of the date of our balance sheet. Estimating our loss and LAE reserves is complex and requires us to make significant judgments and use many assumptions. Months and sometimes years may elapse between the occurrence of an automobile accident covered by one of our policies, reporting of the accident to us and our payment of the claim. We record a liability for estimates of losses that will be paid for accidents that have been reported to us, which we refer to in this report as case reserves. In addition, since accidents are not always reported when they occur, we estimate liabilities for accidents that have occurred but have not been reported to us, which we refer to in this report as incurred but not reported, or IBNR reserves. Our methodology for estimating our insurance losses and loss adjustment expense reserves is essentially the same for each interim reporting period and year-end.
     The following table presents the components of our insurance losses and loss adjustment expense reserves by product at December 31:

	2005	2004
	($ in millions)
Private passenger automobile insurance:
Case reserves	$67.4	$67.7
IBNR reserves	63.3	56.5

Total private passenger automobile insurance	130.7	124.2
Term life insurance, reserve for policy benefits	0.7	0.7

Total insurance losses and loss adjustment expense reserves	$131.4	$124.9

     Our reserve for insurance losses and loss adjustment expenses is comprised of case and IBNR reserves, which include an estimate for the costs to settle our claims. A description of the process we use to establish our reserves is provided below.
     Case reserves. We use an automated reserving process to establish our case basis reserves for our private passenger automobile insurance business. We developed this program internally to allow our adjusters to focus on processing claims and to standardize the process for setting case reserves. Our actuaries have established a table of standard case reserves based on historical average paid data by state, coverage type, and age of individual claims. These standard case reserves are periodically adjusted to reflect changing trends. At each month end, this program categorizes all open claims by age and coverage in order to generate the appropriate standard case reserve. Claims supervisors have the ability to override the formula reserve and establish a manual reserve for an individually large claim when the exposure has the potential to exceed statutory minimum limits. Case reserves for loss adjustment expenses are not calculated by the automatic reserve program. These reserves are established by our claims adjusters, based on the specific details of each claim.

     IBNR reserves. We rely primarily on historical loss experience in determining our IBNR reserve levels, on our assumption that historical loss experience provides a good indication of future loss experience. Our internal actuarial staff reviews our insurance subsidiaries’ reserves quarterly for each accident quarter by state and coverage. We typically evaluate three different policy coverages for each state: bodily injury (coverage for medical claims to any injured party); property damage (coverage for damage to a third party’s property); and physical damage (coverage for comprehensive, collision, rental and towing in conjunction with our insured’s vehicle). In addition, we separately evaluate our policy coverage for personal injury protection (“PIP”) in the two states where PIP is a required coverage, Florida and Kentucky. We believe that our quarterly reviews allow us to make timely adjustments to reserves to reflect new or changed facts and information that we receive. As part of these quarterly reviews, our actuarial staff estimates the ultimate average severity and frequency of claims for each coverage. Severity represents the average cost per claim and frequency represents the number of claims per policy.
     Our actuarial analysis of loss reserves by state and coverage involves numerous actuarial methods including the following:
a. Incurred Loss Development
b. Paid Loss Development
c. Hindsight Average Reserves
d. Berquist Sherman
e. Incurred Bornhuetter/Ferguson
f. Paid Bornhuetter/Ferguson
g. Claims Closure Model
     The actuarial staff reviews the output from each of these methods giving consideration to current trends in frequency, severity, changes in claims closing patterns, post-closing payments, salvage and subrogation collections, and many other factors for each of the coverages within each state. Periodically, there may be extenuating circumstances that may cause certain methods to be more credible than others. In those instances, we may discount the results of certain models in favor of the output of more reliable models. For example, the Incurred Loss Development method and Incurred Bornhuetter/Ferguson method may not provide credible results in those periods where we make adjustments to our automated case reserves. These adjustments could artificially distort the results of these models if historical development trends are applied to the incurred data, which would cause us to place more reliance on the paid models and Claims Closure models. Conversely, when we make changes to claims staffing and processing, it could produce unintended changes in the historical settlement patterns that would cause the output from the paid models to be less reliable. In those instances where we may be understaffed, we could experience delays in claims settlement, which could inadvertently lead to an underestimation of ultimate losses under the paid models if the historical development patterns are applied. Alternatively, when there is an acceleration of claims payments, the paid models could produce inflated estimates of ultimate losses by applying historical development patterns. Therefore, in those periods where there have been changes in claims staffing or processing, we tend to place more reliance on the output from the Incurred models.
     The actuarial selections of ultimate incurred losses are independently determined on an individual coverage basis for each state using the actuaries’ best judgment considering the current trends in the underlying data, the credibility of the results from the various models, and other factors described above. We do not use a weighted average of the output to determine the selected reserve and because reserves are set at the individual coverage level within each state, we do not establish a countrywide range of reserves. Due to limited historical data in states we have recently entered, we utilize the factors of other states with similar coverages, limits, and claims handling processes to determine the ultimate incurred losses for these states.
     The actuarial selections of ultimate incurred losses are reviewed by management who gain an understanding of the underlying assumptions and evaluate the overall reasonableness of the loss and LAE ratios by accident year, by state, and by coverage. Our estimate of IBNR reserves is then determined by deducting paid losses to date and case reserves from the projection of ultimate incurred losses.
     Our estimation of loss and LAE reserves is subject to variation as a result of factors such as inflation, claims settlement patterns, legislative activity and litigation trends. We make key assumptions regarding future claims emergence, the number of claims to be closed in the future, the future impact of inflation, amounts that may be collected from subrogation or salvage and the number of claims that will be closed with or without payment.

Changes in the assumptions we employ, or our estimates associated with such assumptions, could result in materially different amounts being reported as reserves. If necessary, we will increase or decrease the level of our reserves, as our experience develops or new information becomes known, in the period in which we determine changes to our estimates are necessary. Accordingly, our actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. See “Business — Loss and Loss Adjustment Expense Reserves” for additional information.
     In selecting the ultimate incurred losses for each coverage within a state, our actuarial staff estimates the ultimate average severity and frequency of claims. As discussed above, these amounts are subject to variation based upon a number of different factors. Historically, we have experienced the most variability in our selections for the personal injury protection coverage in Florida, where there have been a number of changes in the market, regulatory environment, and our claims processing. We typically have the least variability in our selections for the physical damage coverage because these claims are reported and settled quickly. The table below provides a summary, by coverage, of the potential variability in our selections of ultimate average frequency and severity and the potential impact on our loss reserves and pre-tax losses and LAE incurred, gross of reinsurance, as of December 31, 2005:

	Variability in Selected Frequency		Variability in Selected Severity
Coverage	% Change	Impact on Reserves	% Change	Impact on Reserves
		($ in millions)		($ in millions)
Bodily Injury	3.00%	$1.8	2.50%	$1.5
Personal Injury Protection	2.50%	$1.9	4.00%	$3.1
Property Damage	1.00%	$0.9	2.50%	$2.2
Physical Damage	1.00%	$0.9	2.00%	$1.7
Results of Operations
Expenses (Page 54)
Insurance Losses and Loss Adjustment Expenses
     Insurance losses and loss adjustment expenses represent our largest expense item and include payments made to settle claims, estimates for future claim payments and changes in those estimates for current and prior periods, as well as loss adjustment expenses incurred in connection with settling claims. Insurance losses and loss adjustment expenses are influenced by many factors, such as claims frequency and severity trends, the impact of changes in estimates for prior accident years, and increases in the cost of medical treatment and automobile repairs among other factors. The anticipated impact of inflation is considered when we establish our premium rates and set loss reserves. We perform an actuarial analysis each quarter and establish or adjust (for prior accident quarters) reserves, based upon our estimate of the ultimate incurred losses and loss adjustment expenses to reflect loss development information and trends that have been updated for the most recent quarter’s activity. Each quarter our estimate of ultimate loss and loss adjustment expenses is evaluated by accident quarter, by state and by major coverage grouping (e.g., bodily injury, personal injury protection, property damage, and physical damage) and changes in estimates are reflected in the period the additional information becomes known.
     We have historically used reinsurance to manage our exposure to loss by ceding a portion of our gross losses and loss adjustment expenses to reinsurers. See “Business — Reinsurance”. We remain obligated for amounts covered by reinsurance, however, in the event that the reinsurers do not meet their obligations under the agreements (due to, for example, disputes with the reinsurer or the reinsurer’s insolvency). Since 2001, in an effort to manage the cost of reinsurance during a period of rising cost and limited availability, we have added provisions to our quota share reinsurance agreements that were structured to reduce the cost of reinsurance to us. In exchange for the reduced cost, our reinsurers were provided with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurer. We believe our reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113 “Accounting for Reinsurance Contracts”.
     Year Ended December 31, 2005 Compared to Year Ended December 31, 2004. For the year ended December 31, 2005, insurance losses and loss adjustment expenses increased to $305.8 million from $282.0 million in 2004, an increase of $23.8 million. This increase is generally consistent with the overall premium growth and increase in net business we retained. Our net loss ratio was 75.7% in both 2005 and 2004. During both 2005 and 2004, there was an unusually high level of catastrophic losses, which increased our annual loss ratios by approximately 0.8 points and 0.7 points, respectively.
     Reserve Analysis. We perform an actuarial analysis of our loss reserves each quarter, which encompasses an analysis of expected ultimate frequency and severity by accident quarter for all coverages and states in which we operate. Our estimate of ultimate expected losses for the 2005 accident year included an 11.9% decrease in the expected ultimate frequency of PIP claims as compared to the 2004 accident year, which we believe is supported by the new loss trends that exclude the impact of claims from Miami market where we ceased issuing new business policies in October 2004. Our estimate of expected ultimate severity for PIP remained fairly constant with the prior year. We also continued to experience a slight decline in the frequency for bodily injury and property damage claims, which is generally consistent with the trends in the non-standard insurance market.
     During 2005, we increased our estimate of incurred losses for prior accident years by approximately $6.8 million, which resulted in a 1.7 point increase in our 2005 loss ratio. Approximately $3.8 million of this increase was attributable to the Florida PIP coverage, where we experienced an increase in expected ultimate severity, a portion of which related to the runoff of claims from the Miami market. We increased our estimate of ultimate severity for PIP by approximately 4.8% related to the 2004 accident year based upon additional paid loss data obtained during 2005. An additional $2.0 million of increase in prior years’ reserves related to the property damage coverage in Florida where we experienced a shift in claims settlement patterns that resulted in an increase is post-closing payments. The majority of the reserve development for both coverages was paid in the current year. Comparatively, during 2004 we increased our estimate of incurred losses for prior accident years by approximately $6.3 million, which also resulted in a 1.7 point increase in our 2004 loss ratio.
     We have taken a number of actions to improve our overall loss trends in Florida and address the sources of adverse loss reserve development. In October 2004, we ceased writing new business policies in the Miami market due to the high levels of fraudulent activity, which has improved our Florida loss experience and reduced some of the volatility in our underlying claims data. During 2005, we replaced a third party bill review system that we had been using in our personal injury protection unit to identify duplicate medical bills and charges for medical procedures that did not correspond with the diagnosis, with an internally developed program that essentially performs the same review. By eliminating the outside vendor, we have been able to expedite the settlement process while saving the cost of the service and reducing interest costs. We also reinforced our claims closure guidelines to reduce the number and amount of post-closing payments on property damage claims by keeping those files, which have been specifically identified as having the potential for subrogation payments, open for a longer period of time. Finally, we continued to refine our actuarial reserving methodology for personal injury protection claims that started as part of our fourth quarter 2004 review. We believe that these changes have enabled us to expedite the settlement process, reduce certain loss adjustment expenses, and provide a more refined set of data to be used in our loss reserve analysis.
     Year Ended December 31, 2004 Compared to Year Ended December 31, 2003. For the year ended December 31, 2004, insurance losses and loss adjustment expenses increased to $282.0 million from $168.2 million in 2003, an increase of $113.8 million, which is generally consistent with the overall premium growth and increase in net business we retained. Our net loss ratio was 75.7% in 2004 compared to 73.6% in 2003, an increase of 2.1 points. Approximately 1.7 points of the increase in the current year loss ratio was attributable to adverse development in the prior year’s loss reserve estimates. Additionally, catastrophic losses in 2004 increased our annual loss ratios by approximately 0.7 points, after taking into account a series of four hurricanes striking Florida and other southeastern states in August and September, as compared to an increase of 0.6 points in 2003.
     Reserve Development. As a result of our fourth quarter 2004 actuarial analysis, based upon adversely developing loss trends, we increased our estimate of ultimate incurred losses by approximately $11.2 million, including the related effect of a reduction in ceding commission. Our estimates of incurred losses for accidents that occurred in the first three quarters of 2004 increased by approximately $7.0 million. We considered these adverse trends in determining our estimates for incurred losses attributable to accidents that occurred during the fourth quarter of 2004, which we estimate these trends increased our reserves by approximately $2.0 million. During 2004, we increased our estimate of incurred losses for prior accident years by approximately $6.3 million; approximately $2.2 million of this was recorded during the fourth quarter.
     The prior year development of $6.3 million resulted in a 1.7 point increase in our 2004 loss ratio. Our 2004 loss ratio would have been 74.0% excluding the impact of the adverse development relating to prior years. Approximately $4.5 million of this increase was attributable to higher than expected frequency and severity trends in the Florida personal injury protection (“PIP”) and property damage coverages that were partially offset by better than expected loss trends in bodily injury coverage. A significant component of the increase in PIP reserves was related to higher than expected reported frequency and closed with payment trends, which we believe was considerably affected by increased fraud activity in the Miami market. For example, we estimate that reported frequency on Florida PIP claims in the Miami market increased over 15.8% from the first quarter to the third quarter of 2004, while during the same period, the reported PIP frequency for the remainder of the Florida markets decreased by 7.3%. In addition to our development in Florida, we increased our prior year estimate of incurred losses in Tennessee by approximately $1.1 million. This increase was principally a result of increases to expected bodily injury frequency trends and increases to the expected average severity of property damage claims.
     During 2003 and 2004, we endeavored to improve our personal injury protection loss trends in the Miami market, principally by adjusting rates and enhancing our claims SIU presence in the Miami market. In addition, we expected that our Miami results would benefit from some of the fraud prevention initiatives that were a part of the Florida Motor Vehicle Insurance Affordability Reform Act of 2003 (the “Act”). While these changes did, at times, appear to improve our trends, they were not sufficient to improve our loss ratio to our target. As a result, in October 2004, we decided to stop writing new business in the Miami market.
We appreciate the staff’s comments and plan to incorporate our enhanced disclosures in our Annual Report on Form 10-K for the year ended December 31, 2006. In connection with our response, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (615) 365-3605 if you have any questions regarding our response.
Sincerely,
/s/ J. Todd Hagely
J. Todd Hagely